Exhibit 99.1

ENTERA BIO TO PRESENT AT BTIG’S VIRTUAL BIOTECHNOLOGY
CONFERENCE

BOSTON, Massachusetts & JERUSALEM, Israel (August 5, 2020) – Entera Bio Ltd. (NASDAQ: ENTX), a leader in the development of orally delivered large molecule therapeutics, announced that members of its management team will participate virtually in the BTIG Biotechnology Conference on Monday, August 10, 2020 at 12:30 p.m. EDT.

To access a live webcast of the fireside chat on the “Investor Relations” page of Entera’s website, please click here. A replay of the webcast will be archived on Entera’s website for approximately 45 days following the presentation.

About Entera Bio

Entera is a leader in the development of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s proprietary, oral drug delivery technology is designed to address the technical challenges of poor absorption, high variability, and the inability to deliver large molecules to the targeted location in the body through the use of a synthetic absorption enhancer to facilitate the absorption of large molecules, and protease inhibitors to prevent enzymatic degradation and support delivery to targeted tissues. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism are in Phase 2 clinical development. Entera also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has established a collaboration with Amgen Inc. For more information on Entera Bio, visit www.enterabio.com.

Contact:

Jonathan Lieber, CFO
Tel: +972-2-532-7151
jon@enterabio.com